UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PARTICLE DRILLING TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 per share

(Title of Class of Securities)

70212G 10 1

(CUSIP Number)

PRENTIS B. TOMLINSON, JR., 1825 E. STREET NW, SUITE 400, WASHINGTON, D.C. 20006

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

JUNE 20, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70212G 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PRENTIS B. TOMLINSON, JR.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,458,057

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 3,458,057

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,458,057 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 14.26%

14.	Type of Reporting Person (See Instructions) IN

This Schedule 13D is being filed by Prentis B. Tomlinson, Jr. (“Tomlinson”), individually, to report a decrease in his holdings of the Issuer’s common stock.  Mr. Tomlinson formerly reported as part of group known as Particle Drilling Partners. LLC, but (as previously reported) he has severed his ties with that group and therefore files this Schedule 13D individually.

Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D.

Item 1.	Security and Issuer
This Schedule 13D concerns the common stock, par value $0.001 per share, of Particle Drilling Technologies, Inc., a Nevada corporation, located at 808 Travis Street, Suite 880, Houston, Texas 77002.

Item 2.	Identity and Background
(a) Prentis B. Tomlinson, Jr. (b) 1825 I Street, NW, Suite 400, Washington, DC 20006 (c) Self Employed (d) Not applicable or None (e) Not applicable or None (f) United States of America

Item 3.	Source and Amount of Funds or Other Consideration
Not Applicable.

Item 4.	Purpose of Transaction

Mr. Tomlinson intends to continuously review his equity interest in the Issuer. Depending on Mr. Tomlinson‘s evaluation of the Issuer‘s business and prospects, and upon future developments, Mr. Tomlinson may dispose of additional securities of the Issuer, whether in the open market, by privately negotiated transactions or pursuant to awards under the Issuer‘s equity incentive plans, or otherwise.

Notwithstanding the foregoing, Mr. Tomlinson remains subject to a standstill agreement with the Issuer which has the effect of restricting his ability to enter into certain business combinations with the Issuer or to exercise control over the Issuer, other than in connection with the fulfillment of his fiduciary duties as a director of the Issuer, without the approval of the Board of Directors of the Issuer until the earlier of (1) December 31, 2007 or (2) such time as Mr. Tomlinson and his affiliates own less than 5% of the voting securities of the Issuer.

Mr. Tomlinson has no plans and no awareness of any specific plans or proposals that would result in any of the matters described in paragraphs (a) through (j ) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Mr. Tomlinson‘s beneficial ownership of the Common Stock consists of (1) 2,858,057 shares of Common Stock owned directly by Tomlinson, and (2) 600,000 shares of Common Stock that Tomlinson may acquire upon exercise of options that are currently exercisable.  Tomlinson‘s beneficial ownership of the Common Stock represents 14.26% of the Issuer‘s outstanding Common Stock.

Mr. Tomlinson has sole voting and dispositive power over the 3,458,057 shares of Common Stock he beneficially owns.

Mr. Tomlinson entered into six Stock Purchase Agreements on June 20, 2005, in which he sold a total of 251,858 shares of common stock of the Issuer.  In three of the six agreements,  he sold a total of 78,858 shares of common stock of the Issuer for $1.75 in cash; in two of the six agreements, he sold a total of 73,000 shares of common stock of the Issuer at an agreed price of $2.00 for 47,500 shares of the Issuer and 25,500 shares of the Issuer in exchange for the receipt of shares in a private company; in one agreement, he sold a total of 100,000 shares of common stock of the Issuer at an agreed price of approximately $1.235 for 48,340 shares of the Issuer and 51,660 shares of the Issuer in exchange for the receipt of shares in a private company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Mr. Tomlinson entered into six separate Stock Purchase Agreements.

Item 7.	Material to Be Filed as Exhibits

10.3 (a) Stock Purchase Agreement dated June 20, 2005, between Mr. Tomlinson and Gregor K. Emmert, Sr.

10.3 (b) Stock Purchase Agreement dated June 20, 2005, between Mr. Tomlinson and Gregor K. Emmert, Jr.

10.3 (c) Stock Purchase Agreement dated June 20, 2005 between Mr. Tomlinson and R. Moses and Holli P. Thompson

10.3 (d) Stock Purchase Agreement dated June 20, 2005 between Mr. Tomlinson and Tony C. Jones.

10.3 (e) Stock Purchase Agreement dated June 20, 2005 between Mr. Tomlinson and Tony C. Jones, Agent and Attorney in Fact for Armenda Jones.

10.3 (f) Stock Purchase Agreement dated June 20, 2005 between Mr. Tomlinson and Roger Koontz.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 20, 2005
Date
/s/ Prentis B. Tomlinson, Jr.
Signature
Individually
Name/Title